SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CENTRAIS ELETRICAS BRASILEIRAS S/A
CNPJ: 00.001.180/0001-26 174th EGM
CONSOLIDATED FINAL VOTING MAP

Number	Agenda	For	%	Against	%	Abstain	%	Deliberation
To approve the rectification of item 2 of the agenda of the 173rd Extraordinary General Meeting, postponing the term for the transfer of shareholding control of Amazonas Distribuidora de Energia S.A.
(hereinafter referred to as "Amazonas Energia") to the Consórcio Oliveira Energia - ATEM ("Buyer") , winner of the Auction held on December 10, 2018, until April 15, 2019, provided that the following events occur concurrently: (i) that the Granting Authority extends the designation to provide the
	distribution services, by said distribution company, until April 15, 2019; and (ii) that, irrevocably and	201 391 496	19,45%	10 352	0,00%	253 260 119	24,47%
irreversibly, the Granting Authority ensures that the resources necessary to operate, maintain and
	make investments related to the temporary provision of the public service of the respective							Approved by
	distribution company, until April 15, 2019, are provided by the tariff and/or by the Federal							the majority
	Government and/or the Sectoral Funds, maintaining full economic and financial neutrality for the							with the
1	entire new designation period, without any contribution by Eletrobras.							changes
proposed by
the Federal
	* To approve the rectification of item 2 of the agenda of the 173rd Extraordinary General Meeting,							Government
postponing the term of the transfer of the shareholding control of Amazonas Distribuidora de Energia
S.A. (hereinafter "Amazonas Energia") until April 30, 2019, provided that until the transfer of the
	distributor to the new controller, all the resources necessary to operate, maintain and make	580 512 596	56,08%	-	0,00%	-	0,00%
investments related to the public services of the respective distributor are provided by the tariff, by the Federal Government or the Sectoral Funds, maintaining the economic and financial balance of
Amazonas Energia, without any resources, in any way, by Eletrobras.

* Changes proposed by the Federal Government during the 173rd Extraordinary General Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.